No M/0522/SP date June 03, 2011

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

U. S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549

United States of America

Re:	Mechel OAO (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2010 (the “Form 20-F”)

File No. 1-32328

Request for extension for filing response to comment letter dated May 27, 2011

Dear Mr. Cash:

We received the Staff’s comment letter dated May 27, 2011 commenting on the Annual Report on Form 20-F of Mechel OAO for the fiscal year ended December 31, 2010. We are asked to provide the response within 10 business days.

We would like to provide a comprehensive and detailed response to the comment letter, and we need more time to prepare our responses. We may also need to involve our auditors and outside counsel in finalizing the response letter. Thus, we kindly request the Staff to extend the deadline for filing a response no later than June 30, 2011.

Should you have any questions or concerns, please do feel free to contact me directly.

Sincerely,

/s/ Stanislav A. Ploschenko

Stanislav A. Ploschenko
Chief Financial Officer

Copy to:	Kevin Stertzel,
Ann McConnell

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com